Exhibit 99
Letter to Shareholders
First Quarter 2020

This quarter is best summarized as a tale of two cities in that it was the best of times (January through mid-March) and the worst of times (enter COVID-19). In this letter, I will attempt to separate out data pre-COVID-19 with post-COVID-19.

The year started out strong for our personal auto business with new applications up about 9% for the first two and a half months. This year-over-year (YOY) growth was driven by an increase in people shopping for auto insurance with Progressive, which was evidenced by a 9% increase in quotes during what we are defining as the pre-COVID-19 period. Results by channel varied with Direct growing both quotes and new applications significantly faster than Agency, due in part to ongoing increases in Direct advertising. In fact, January and February were the highest two months in our history for Direct auto average weekly quotes and sales. But that is in our rearview mirror since we entered this unprecedented pandemic.

During March, as the virus and its impact spread, people’s focus shifted to concerns of health and safety, economic well-being, and having access to required supplies during the rapidly expanding shelter-in-place orders and, as a result, auto insurance shopping appeared to take a significant turn for the worse. We monitor ‘ambient’ insurance shopping through Direct business volume and have seen YOY declines of 20% via this channel and some of the lowest quote volumes we’ve seen since 2015. During the last three weeks of the first quarter, the post-COVID-19 period, total auto new business applications were down 23%, driven by more than a 20% decline in quotes and about a 6% decline in sales conversion.

Both distribution channels experienced strong declines in sales during the post-COVID-19 period. Operations at many independent insurance agencies were disrupted as they closed offices and transitioned staff to work from home. Because of this, our Agency channel new application growth was down close to 30%, with deeper declines than Direct in both quotes and sales conversion across most consumer segments. In the Direct channel, new applications were down 20%, driven by 18% fewer quotes and 4% lower conversion than the same period last year. Despite negative new business growth, we ended the quarter with personal auto policies in force 10% greater than March 2019, in large part due to a consistent year-over-year growth in renewal applications.

From an auto profitability perspective, the first quarter was strong as solid profitability during January and February continued into pre-COVID March. As the COVID-19 restrictions started being enacted and people began to drive less, we saw significant declines in personal auto accidents. Using the data from our Snapshot® usage-based insurance program, which is consistent with other published information, we have seen vehicle miles driven in the post-COVID-19 period down by roughly a third from pre-COVID levels, with regional variance as states implemented shelter-in-place orders.

Similar to personal auto, our special lines (motorcycle, boat, RV) business started off the year with mid-teen percentage increases in YOY new business applications, driven by equal increases in quotes and conversion. Our special lines business is highly seasonal with March typically marking the start to the season. However, since the COVID-19 restrictions were put in place mid-March, new business volume dropped precipitously. We saw quotes fall more than 30% and new application growth was down 26%. Unlike personal auto, however, special lines sales conversion held fairly steady during the second half of March, likely the result of more engaged, albeit fewer, customers needing coverage for recently purchased vehicles. Uncertainty remains around the depth and breadth of the economic implications of the COVID-19 crisis, but based on increasing unemployment and general economic slowdown, we anticipate that sales growth in these discretionary products will fall below our initial expectations for the year.

During the first quarter 2020, both Personal Lines policies in force (PIF) and net premiums written (NPW) grew 8% YOY. On a year-to-date basis through February, NPW grew 11% and PIFs were up 10%. As we look toward the remainder of the second quarter and the rest of 2020, there remains significant uncertainty regarding whether shopping patterns will return to historical patterns and how customers that were granted payment leniency will respond and repay premiums from the forbearance periods. We are identifying ways and taking steps to ease this transition for existing customers and remain wide open for new customers looking to save money by switching to Progressive.

Commercial Lines production, on a YOY basis pre-COVID-19, was robust with new commercial auto applications growing 13%. This was on relatively more modest quote growth of 7%, reflective of a strong competitive position and more attractive preferred pricing with the 7.9 product model and Smart Haul®. In fact, we were tracking to a third consecutive year of record new business applications. New business sales through our in-house agency and BusinessQuote Explorer® (BQX) platform were growing at a robust 45% YOY on an admittedly small base.

In the first few weeks following the COVID-19 restrictions that were put in place, we have seen a dramatic fall off in demand for our Commercial Lines products as a result of mandatory business closings and shelter-in-place orders, and saw new commercial auto applications down 29% YOY, in step with a 28% reduction in quotes. Through mid-April, applications were down close to 35%. Our in-house agency/BQX apps were down 3% over the same period.

We expect to gain a better understanding of our reconstituted demand function over the next several weeks as we develop more credible data by state and industry sector and for businesses deemed essential versus non-essential.

Our transportation network company (TNC) business has clearly seen a dramatic impact from COVID-19 restrictions. While YOY comparisons are not meaningful because we have added states and a new partner to the portfolio since first quarter last year, our TNC customers have seen dramatic fall off in miles driven, which is our primary rating basis.

TNC written premium is determined by estimating the number of miles driven over the life of the policy (six or twelve months). These premium estimates are adjusted monthly based on actual miles driven and typically result in relatively minor changes to total NPW. However, given the dramatic drop in actual miles driven, and the receipt of new mileage forecasts from our TNC customers, during March, we decreased NPW for all in force TNC polices by about $110.5 million.

In spite of the general downturn and near-term uncertainty in our business prospects, we are continuing with all our key investments in Atlas (our Commercial Lines policy issuance system), 8.0 product model, BOP, Fleet, and Telematics.

In our Property business, net premiums written were up 15%, to end the first quarter at $403 million. New business application growth did not see the volume declines immediately after the COVID-19 restrictions that we saw on the auto side of the business. We do expect that slowing home sales will pressure our second quarter new Property sales, but we can’t yet quantify this change.

The total return on our investment portfolio was (0.60)% in the first quarter, as all asset classes in our portfolio, other than cash and treasuries, saw tremendous volatility. The year started out as a continuation of the relatively benign environment we saw last year. However, by February as the coronavirus began to spread throughout the world, risk sentiment shifted sharply. We saw negative moves in our equity portfolio in February, which was balanced by a relatively stable performance in our fixed-income portfolio. While we could never have foreseen the extensive impact of this pandemic, we were fortunate to have had our investment portfolio in a conservative posture. Therefore, as the volatility hit, we were in a position to add high-quality risk in our fixed-income portfolio.

As a company, we always aim to be very efficient with our capital. During the first quarter, we felt it made sense to further fortify our already strong balance sheet. Therefore, we issued $500 million of 3.20% 10-year Senior Notes and $500 million of 3.95% 30-year Senior Notes. The initial market response to our issuance was positive. Despite our strong capital position, during these uncertain times, we decided to temporarily suspend any open market common share repurchases.

On April 1, 2020, Progressive acquired all of the remaining outstanding stock of ARX Holding Corp. and we now own 100% of ARX and its affiliates. While this acquisition was a year earlier than we originally planned, we believe this transaction will benefit our continued efforts to expand our reach and grow our bundled auto and home Robinsons consumer segment. We are happy with the integration of ARX into our business, so we don’t expect this transaction to result in any significant operating changes for the Progressive Home business.

Like many companies around the world, Progressive has spent almost the last two months navigating this ever-changing situation and looking for ways to do good at a time when it’s needed most. Focused on helping our employees, customers, agents, and communities, we’re providing support through our “Apron Relief Program.” For us, our iconic white apron has always stood for progress, protection, and a readiness to help. Following are a few of the things that we are doing on behalf of our constituents and I’m confident that what we are doing will benefit our shareholders in the long term. It is during times such as these where our culture shines brightly and I’m confident that we will come through this an even stronger company. Additional details about our Apron Relief Program can also be found at progressive.com.

Let me start by mentioning and profoundly thanking the nearly 43 thousand Progressive employees. I could go function by function to praise everyone because collectively the people of Progressive have continued to amaze me, and they have more than risen to the occasion during this unprecedented time. I have had the privilege to speak at a plethora of new-hire classes over the last several years and I always take great lengths to paint the picture of our incredible culture. It’s often difficult to describe something as intangible as culture especially one as special as ours. I think these past several weeks have given all of our new employees a very clear view of our culture and, while I don’t like that our country is going through this, it’s difficult times like this when we are at our best.

Since insurance has been designated as an essential service, our top priority continues to be keeping our people safe and healthy. To that end, most of our employees are now working from home and our investments in technology enabled them to do so. For those still in the offices, we’re practicing social distancing and we’ve intensified our office cleaning measures. A special thank you to those who continue to go into the office due to their specific job requirements.

I do have to give special kudos to our IT team, who made herculean efforts working tirelessly to improve our network to allow for thousands of additional people to work from home. The speed with which this was accomplished was incredible. IT departments don’t always get the credit they deserve, so I wanted to personally acknowledge their quick response and hard work that allowed for us to jump into action very quickly. What may seem like a simple transition to remote working is a highly organized and ongoing effort made possible by individuals across Progressive coming together to make something happen at a scale we’ve never experienced.

In addition, our facilities, security, and real estate teams went above and beyond the call of duty and jumped into action with both workspace moves to increase social distancing and disinfecting our space on a very frequent basis. And, to further take care of our employees, we’re providing health care support by covering co-pays for telemedicine visits and covering the costs of COVID-19 medical treatment.

Besides caring for our employees’ health and safety, we’re also looking for ways to help relieve some of their financial burdens. Our main concern was to ensure our employees who need to miss work continue to get paid. To provide additional financial relief, we paid a portion of our annual bonus in April.  We also committed $2 million to start The Progressive Employee Relief Fund to assist our employees experiencing hardships.

Our people have shown tremendous resiliency and I share my sincerest appreciation for their dedication and hard work.

While our employees are critical to our success, we don’t exist without the loyalty of the customers that we are privileged to serve. With driving behavior decreasing and financial hardships prevalent, we’re pleased to be able to pay back approximately $1 billion to our customers. This will come via credits to personal auto policies in force at the end of April and May, with a 20% policy credit on premiums earned during that month. Product managers actively engaged with regulators to execute this program and assess loss cost trends. While the planned policy credits reflect the directional changes in our loss experience, there remains significant uncertainty regarding true claims loss costs once shelter-in-place orders are lifted and normal ‘side of car’ claims adjusting and vehicle collision repair practices resume.

In addition, we’re working with customers to create solutions that keep their assets protected, while providing as much flexibility as we can. Through May 15, we’re suspending cancellations and non-renewals on Personal and Commercial Lines policies for non-payment of premium and pausing collection activities. In addition to billing leniency and deductible deferrals currently in place for those who need it, we are adjusting payment and coverage options based on individual needs and financial ability. As a way to show our appreciation for our customers, who are first responders and health care workers, we’re providing enhanced roadside service (including transportation to and from work) for those in a car accident as well as expedited tow service and vehicle repairs.

Because we know people are using their vehicles in different ways, we’ve made temporary policy changes, like providing accommodations for food and medicine delivery under personal auto policies and allowing commercial auto customers additional coverage options for delivery. We’re also providing delivered meals for our for-hire trucking customers, first responders, and health care providers. We’re asking any of our customers who have concerns to reach out to us, knowing we have options available to help.

While I’ve listed many items that we are doing to ease the burden for our customers, I believe the best way to describe the effect of our actions are through a few notes that I’ve recently received.

I wanted to reach out to Progressive and let you guys know how greatly appreciative me and my family are for companies like yours. You have truly come to our aid when we most needed you. Due to the C-19 virus, we have had a major setback to our finances. After talking to your customer service representative, we now feel that we have a partner as opposed to another hurdle. With the most profound thank you, on behalf of my family and myself, we want to say, “Progressive, you are truly a leader by example.” Your empathy was unexpected, and your compassion, understanding and patience is allowing us the reassurance we needed to navigate through this difficult time.

As I sit here writing this with tears in my eyes, I have to thank you Progressive for your kindness in these very uncertain times. My policy was due to be canceled in a few days because when my last payment was drafted from my account, I didn’t have the funds to cover it and your payment was returned by my bank. However, as I checked my email this morning, I received an email stating that my renewal is on schedule and the date of my next payment. I should have received another cancellation notice but instead Progressive took it upon themselves to forgive my returned payment and the fees associated and move my bill to the next due date! I will forever be a Progressive customer! I can’t thank you enough!

In addition to our customers, we know that our network shops have also come under hard times during this pandemic. To offer some support as they navigate these uncertain times, we sent $1,000 to each of our over 2,000 participating Network shops to use however they choose. We saw this as another opportunity to help when they needed it most and to show how much we value the relationship we have with them. And the responses we have received have been simply overwhelming and appreciative.

This pandemic has given the entire country and many in both the private and public sector the ability to show how much we care for our communities. Through The Progressive Insurance Foundation, over the past five years we have given an average of $4 million per year in matching contributions to charities where our employees wish to give. Because this is a critical situation for many, in addition to the employee matching contributions, we funded $8 million of donations through The Progressive Insurance Foundation to charities focused on hunger, health, and homelessness, including Feeding America, the American Red Cross, and the National Alliance to End Homelessness.

As I have shared in prior letters, each year for the past seven, in early November on or around Veteran’s Day, we’ve provided approximately 100 vehicles to veterans in need of transportation. While we expect nothing in return, I was moved to find out that a recipient from our 2019 Keys to Progress® event is using his vehicle to make a difference during this crisis. Major Diaz recently called to thank Progressive for the vehicle donation and shared with us that he is using his donated vehicle to deliver meals to the medical staff of Coney Island Hospital and the Brooklyn VA to thank them for their efforts in the fight against COVID-19. Now that is paying it forward.

We also recently saw Staff Sergeant James Rogers featured with Lester Holt on NBC Nightly News. James was the recipient of a tractor-trailer in our Keys to Progress truck giveaway event in April 2018 as he began his own business as an owner-operator. Today, he’s on the road with hundreds of thousands of other truckers keeping America’s freight moving and store shelves stocked with critical supplies through this pandemic. True to his veteran roots, he proudly shared that he’s just a soldier, and when his country calls, he’s here to serve-and wouldn’t have it any other way.

To support the more than 35,000 independent agents who are businessowners themselves within our communities, we are offering a wide variety of both financial and non-financial help tailored to their specific needs. On the financial front, we’re enhancing our Platinum and Priority contingency programs to make over $40 million available to agents through an advance on their 2020 Personal Lines bonus and administering an internal fund to provide targeted relief for Personal and Commercial Lines agents. We are also partnering with agent associations to provide over $2 million in grants to help agents address new challenges presented by the virus.  As we look to support agents’ growth in the future, we’re offering agents unlimited access to online continuing education courses to take advantage of unanticipated down time and prepare to help their customers navigate the post-COVID-19 environment. Throughout these uncertain times, we will continue to engage through virtual office visits and provide 24x7 servicing for agents and their customers.

To close, let me just say one more time that I couldn’t be prouder of the response I’ve seen from our employees during these trying times. I know that, at its core, Progressive is strong and rises to the occasion in the face of adversity. We’re driven by a desire to serve – it’s who we are, what we’re built for, and why we’ll continue to do all we can to help those around us who need it the most.

Stay well,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer